FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of    May                                               2003
                    -------------------------------------        --------------


                          Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
-------------------------------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

             Form 20-F                      Form 40-F   X
                       ----------                       ---------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                            No   X
               -------                          ----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-______________

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                                DOCUMENT INDEX


     Document                                                      Page No.
     --------                                                      --------

       1.       News Release dated May 26, 2003 ("RIM PROVIDES        4
                UPDATE ON NTP INC. VS. RIM LITIGATION")
       2.       News Release dated May 27, 2003 ("STARHUB             7
                LAUNCHES THE WORLD'S LEADING SECURE WIRELESS
                EMAIL PLATFORM - BLACKBERRY")

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                                                                    Document 1

RIM LOGO OMITTED

                                                                  NEWS RELEASE

FOR IMMEDIATE RELEASE                                           May 26, 2003

RIM PROVIDES UPDATE ON NTP INC. VS. RIM LITIGATION

Waterloo, ON - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) provided an update today following notice of additional rulings delivered by the United States District Court for the Eastern District of Virginia in the NTP Inc. vs. RIM litigation matter. The Court ruled on certain post-trial motions that stem from the jury verdict. The Court denied NTP Inc.'s motion to triple the compensatory damages awarded and instead ordered that the compensatory damages be enhanced by a factor of 0.5. The Court also awarded attorney fees to NTP, but ordered the amount to be decreased by 20%. As a result of these rulings and based on RIM's initial estimates, RIM will now record an incremental accounting provision of approximately $13.75 - 14.25 million to account for the enhancement to compensatory damages and approximately $5 million to account for NTP Inc.'s eligible attorney fees (subject to receipt and review of NTP Inc.'s summary of attorney fees). As previously indicated by the Company in its fourth quarter earnings press release dated April 3, 2003, RIM will increase its accounting provision for fiscal 2003 (year ended March 1, 2003) to account for these previously anticipated rulings, bringing the total litigation provision for fiscal 2003 to $58.25 - 58.75 million. As previously disclosed, RIM will record provisions each quarter (commencing in the first quarter of fiscal 2004) to account for compensatory damages and post-judgment interest. RIM estimates that it will increase its total accounting provision in the first quarter of fiscal 2004 to between $8 - 9 million to incorporate enhanced compensatory damages and post-judgment interest.

The litigation between NTP Inc. and RIM remains before the Court. The current jury verdict, rulings, damages and other awards in this litigation remain subject to appeal. As previously disclosed, all funds relating to damages and other awards will be held in an escrow bank account or secured via bond or letter of credit and retained by RIM in the event of a successful appeal. Further details were not disclosed at this time. RIM will continue to provide updates with respect to the ongoing NTP provisions on a quarterly basis. RIM is currently scheduled to report Q1 earnings and hold its quarterly conference call on June 25, 2003.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                      ###

Media Contact:                                     Investor Contact:
Andrea Craig                                       RIM Investor Relations
RIM Public Relations                               519.888.7465
519.888.7465                                       investor_relations@rim.net
acraig@rim.net                                     --------------------------
--------------

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


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                                                                    Document 2

                                                                  May 27, 2003
FOR IMMEDIATE RELEASE

STARHUB LAUNCHES THE WORLD'S LEADING SECURE WIRELESS EMAIL PLATFORM -
BLACKBERRY

BlackBerry Platform For StarHub's GSM/GPRS Network Delivers Data/Voice Services To Corporate Customers

Singapore and Waterloo, ON - StarHub and Research In Motion (RIM) (Nasdaq:
RIMM; TSX: RIM) today announced the commercial launch of BlackBerry(R), the leading secure wireless email/data/voice platform, for the first time in Singapore.

The BlackBerry wireless platform allows StarHub's corporate users to manage their corporate email, data and Personal Information Management (PIM) tools through the use of a Java-based BlackBerry Wireless Handheld(TM) with integrated email, phone, SMS, web browser and organizer applications on the go. The BlackBerry 6720TM handheld operates on StarHub's robust GSM/GPRS network.

The highly secure mobile email and data solution supports Microsoft(R) Exchange and IBM Lotus(R) Domino(TM) environments allowing easy integration with the user's corporate email address and mailbox. Emails and calendar appointments are automatically "pushed" to and sent from the industry-proven handheld while they're out of the office. The handheld features a patented, built-in keyboard that makes it extremely easy to type using two thumbs. The BlackBerry handheld is an indispensable communications tool for busy executives.

The "always-on" data and email connectivity is provided via StarHub's robust GSM/GPRS network. Coupled with over 40 GPRS roaming destinations covering major destinations in Asia, Europe and the USA, StarHub's customers are able to manage their corporate email overseas. No need to dial-in or "pull" data, no time wasted and all the latest email and PIM "pushed" to their handheld automatically.

"StarHub is committed to offering secure, innovative and easy-to-use wireless solutions to enhance our corporate customer's competitiveness and productivity. With the BlackBerry wireless platform, StarHub demonstrates its commitment. BlackBerry allows the user to automatically and securely receive their corporate emails anywhere, anytime in Singapore and even while traveling overseas on business trips," said Mr. Chan Kin Hung, Senior Vice President, StarHub Mobile. "We have received very strong responses and positive feedback to our extensive customer trials and are confident that BlackBerry will be a popular wireless solution for corporate customers in Singapore."

"We are very pleased to deliver the BlackBerry wireless data and voice platform to corporate customers in Singapore on StarHub's advanced and robust GSM/GPRS network with extensive roaming capabilities," said Mr. Jim Balsillie, Chairman and Co-CEO at Research In Motion. "BlackBerry has become the leading wireless platform for corporate and government environments through its ability to address the needs of both end users and IT departments. BlackBerry provides an end-to-end solution that features ease of use, integration with existing data systems, end-to-end security and a push-based architecture."

BlackBerry is an award-winning wireless platform developed by RIM that is widely adopted by organizations including U.S. Fortune 500 companies, government organizations, financial institutions and law firms. It has been successfully deployed in thousands of organizations in North America and Europe with expansion beginning in Asia and Latin America.

BlackBerry from StarHub is available today in Singapore through StarHub's mobile corporate sales team. For additional information about BlackBerry from StarHub, email blackberry@starhub.com.
               ----------------------

                                      ###

About StarHub
StarHub is a Singapore-based info-communications company providing a full range of information, communications and entertainment services over fixed, mobile and Internet platforms. It operates its own nation-wide broadband network that delivers multi-channel CableTV services, data services, voice services, and Internet access services. StarHub also operates its own GSM network that is fully upgraded for GPRS services.

Driven by a passion for listening and providing what customers want, StarHub endeavors to bring affordable and premium quality services with innovative and useful features to all its customers. StarHub raises the level of competition in Singapore, challenging others as well as challenging itself, to constantly introduce new world-class services at competitive prices. This unwavering commitment will further strengthen Singapore's position as a leading info-communications hub in the region. Visit StarHub at www.starhub.com for your communications needs.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Eric Loh / Caitlin Fua
Corporate Communications
StarHub Pte Ltd
DID:       (65) 6825 5171 / 6825 5177
Mob:       (65) 9859 0517 / 9828 3177
Fax:       (65) 6721 5015
Email:     ericloh@starhub.com / caitlin@starhub.com

Courtney Flaherty
Brodeur Worldwide for RIM
(1) 212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(1) 519.888.7465
investor_relations@rim.net
--------------------------

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Research In Motion Limited
                                       -------------------------------------
                                                     (Registrant)

Date:  May 27, 2003                    By: /s/ Angelo Loberto
       ----------------                    ---------------------------------
                                                     (Signature)
                                           Angelo Loberto
                                           Vice President, Financer